UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant: IAA, Inc.
2.	Name of Person Relying on Exemption: Ancora Alternatives LLC
3.	Address of Person Relying on the Exemption: C/O ANCORA HOLDINGS GROUP, LLC 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124
4.	Written Material. The following written materials are attached hereto and as Exhibit 99.1: Press Release, dated February 8, 2023. Presentation, dated February 8, 2023. See Exhibit 99.1.

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Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Ancora Alternatives LLC (together with its affiliates, “Ancora”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Ancora.

PLEASE NOTE: Ancora is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

Ancora Issues Presentation Detailing Its Rationale for Supporting the IAA-Ritchie Bros. Combination

Asserts the Deal’s Recently Revised Terms Offer Shareholders of IAA and Ritchie Bros. a Highly Compelling Opportunity to Realize Long-Term Value

Exposes the Seemingly Misleading and Self-Serving Criticisms Published by Luxor, a Fellow Ritchie Bros. Shareholder That Appears to be Masquerading as an Activist Despite Its Flawed Analysis

CLEVELAND--(BUSINESS WIRE)--Ancora Holdings Group, LLC (together with its affiliates, “Ancora” or we”), which is the beneficial owner of approximately 4% of the outstanding shares of IAA, Inc. (NYSE: IAA) and 0.5% of the outstanding shares of Ritchie Bros. Auctioneers Incorporated (NYSE: RBA) (TSX: RBA), today released a presentation that details its rationale for supporting the proposed IAA-Ritchie Bros. combination and includes responses to the seemingly misleading and self-serving criticisms published by Luxor Capital Group, LP.1

DOWNLOAD AND VIEW ANCORA’S PRESENTATION AT THE LINK ABOVE.

About Ancora

Founded in 2003, Ancora Holdings Group, LLC offers integrated investment advisory, wealth management and retirement plan services to individuals and institutions across the United States. The firm's comprehensive service offering is complemented by a dedicated team that has the breadth of expertise and operational structure of a global institution, with the responsiveness and flexibility of a boutique firm. For more information about Ancora, please visit https://ancora.net.

Disclaimer

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD. ANCORA IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

Contacts

Longacre Square Partners
Greg Marose / Charlotte Kiaie, 646-386-0091
ancora@longacresquare.com

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1 Ancora’s shareholdings are as of the record date for each company’s special meeting, whereat investors will vote on the proposed combination.